UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4

Nano Magic Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63010N 105 (CUSIP Number)

Scott E. Rickert

31601 Research Park Drive

Madison Heights, MI 48701

844-273-6462

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 63010N 105	13D

(1) Names of reporting persons	Scott E. Rickert

(2) Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☒

(3) SEC use only

(4) Source Of Funds	PF

(5) Disclosure Of Legal Proceedings

(6) Citizenship Or Place Of Organization	USA

Number of shares beneficially owned by each reporting person with (7) Sole voting power	1,682,236

(8) Shared voting power	none

(9) Sole dispositive power	1,682,236

(10) Shared dispositive power	none

(11) Aggregate amount beneficially owned by each reporting person	1,682,236

(12) check if the aggregate amount in Row (9) exceeds certain shares (see instructions)

(13) Percent of class represented by amount in Row (9)	16%

(14) Type of reporting person (see instructions)	IN

Item 1. Security and Issuer.

Reporting person holds common stock of Nano Magic Inc. The address of issuer’s principal executive office is: 31601 Research Park Drive, Madison Heights, Michigan 48701.

Item 2. Identity and Background.

(a)	Scott E. Rickert

(b)	31601 Research Park Drive, Madison Heights, Michigan 48701

(c)	Director and Chairman of Nano Magic Inc.

(d)	None

(e)	No

(f)	U.S.A., Florida

Item 3. Source or Amount of Funds or Other Consideration.

Some of the common stock held by the partnership was received on August 27, 2014 under the Agreement and Plan of Merger and Exchange, dated March 10, 2014, as amended, among Applied Nanotech Holdings, Inc., PEN Inc., NanoMerger Sub Inc., NanoHolding Inc., and Carl Zeiss, Inc. The stock of NanoHolding was received in exchange for Units of membership interest in Nanofilm, Ltd. that had been held since the formation of Nanofilm, Ltd. In 1995.

131,731 shares of common stock were acquired on May 23, 2017 with personal funds and are held by the partnership. 40,000 shares of common stock were purchased on October 15, 2018 with personal funds and are held by the partnership.

Other shares were issued for services rendered as a director of the issuer and in satisfaction of equity credits.

Cusip No. 63010N 105	13D

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the issuer;

(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See above.

(b)	Mr. Rickert has sole voting and dispositive power with respect to 102,352 shares held directly and 1,579,883 shares held by held by Rickert Family, Limited Partnership an entity for which Mr. Rickert is the general partner has sole voting and dispositive control. Mr. Rickert disclaims beneficial ownership of two-thirds of the shares held by the partnership for which he does not have pecuniary interest and this filing should not be construed as an admission that the reporting person is the beneficial owner of those securities.

(c)	During the last 60 days, the reporting person acquired 32,000 shares as payment for serving as a director of the issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

Cusip No. 63010N 105	13D

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Scott E. Rickert
Scott E. Rickert
February 2, 2023